Exhibit 99.2

Jeffs’ Brands Signs Non-Binding LOI to Merge Fort Products with a Publicly Traded Company Valued at Up to $12 Million

Tel Aviv, Israel, Jan. 03, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, has signed a non-binding Letter of Intent (LOI) for the potential merge Fort Products Limited, a UK-based private company, with Impact Acquisitions Corp., a capital pool company listed on the TSX Venture Exchange.

Under the proposed share exchange agreement, Impact Acquisitions will acquire 100% of Fort Products’ shares. Jeffs Brands will receive between 75.02% and 83.29% ownership of Impact share capital, contingent upon meeting predetermined milestones.

The Proposed Acquisition is based on a total value of Impact of approximately 4,846,262 CAD (approximately 3,368,375 $US) (considering its cash position of at least 700,000 CAD (approximately 486,330 $US), after transaction costs) and a total value ascribed to Fort Products, of approximately 17,124,600 CAD (approximately 11,906,100 $US).

Impact’s board of directors will order a valuation of Fort Products, and a condition for the Proposed Transaction is that the value of Fort Products will not be less than a minimum amount of 14,000,000 CAD (approximately 9,733,920 $US).

The transaction is subject to due diligence, regulatory approvals, and the satisfaction of specific conditions.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the potential merger of Fort Products with Impact Acquisitions, the projected valuations, ownership percentages, and conditions required for the transaction. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com